Filed by Pfizer Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Commission File No.: 001-03619
                                                   Subject Company:  Pfizer Inc.


                    THE FOLLOWING PRESENTATION WAS GIVEN BY
           HANK MCKINNELL, PH.D., PRESIDENT & CHIEF OPERATING OFFICER
                       OF PFIZER INC. ON FEBRUARY 8, 2000


                  MERRILL LYNCH CONFERENCE 98 FEBRUARY 2000

                                  [PFIZER LOGO]

                              HANK MCKINNELL, PH.D.

                       PRESIDENT & CHIEF OPERATING OFFICER

--------------------------------------------------------------------------------
Thank you, Steve.

I always welcome an opportunity to talk about our company ... and that's especially true now.

The reason: There's never been a better time to be a shareholder or employee of Pfizer!

Today, we stand on the threshold of a new era. Our core businesses have never been stronger. We have greater competitive strength than ever before.

And -- we are consummating a merger with Warner-Lambert that will create a new standard for our industry.

There's a lot going on at Pfizer -- and it's going very well indeed!!

This morning, I will focus on our strong financial performance and its drivers going forward:

     -    the powerful momentum of our current product portfolio;

     -    the next sustaining waves of products from R and D; and

     - the remarkable platform for future growth, created by our aggressive investment initiatives.

In addition -- given yesterday's events -- I will comment briefly on our merger agreement with Warner-Lambert ....

Our 1999 financial results once again reflected impressive top-line and bottom-line growth. In fact -- our fourth quarter performance was one of the strongest quarters in the company's recent history.

Excluding our discontinued Medical Technology operation and unusual charges recorded in both 1998 and 1999, we achieved 20% total revenue growth, driven by a broad base of key in-line products and co-promoted products. And, diluted earnings per share on this basis grew at an even more impressive 30%.

That earnings growth performance compares remarkably well with that of our peers, as shown here.

In 1999, Pfizer and Warner-Lambert clearly led the industry in EPS growth ... and did so by a considerable amount.

1999 also capped a remarkable decade -- one marked by accelerating growth in both revenues and net income.

Total revenues increased almost four-fold during the 1990s -- while the divestiture of our medical technology and non-health care businesses significantly sharpened our focus on pharmaceuticals for humans and animals.

During the decade, our worldwide pharmaceutical sales growth consistently exceeded that of the global market ... often by a factor of two or three times
 ...

 ... while we rose rapidly in the rankings -- from 14th in 1990 to 1st in 1999 -- based on sales of Pfizer-developed prescription pharmaceuticals plus our share of those products which we co-promote with partners.

But -- perhaps most importantly -- the past decade was only a preamble ....

For 2000 through 2002, we anticipate compound revenue growth of 16% and EPS growth of 20% from Pfizer alone, driven by strong in-line product performance and upcoming new product launches.

And -- operating profit margins are expected to further improve, reflecting broad-based double-digit revenue growth as well as opportunities to leverage past investments in selling, marketing and R&D!

The principal driver behind Pfizer's outstanding performance is our unmatched, broad and powerful current product portfolio.

Ten key products -- representing about 80% of our pharmaceutical revenues -- together grew 31% in 1999!

And -- nine of those products have U.S. patent protections ranging from 2004 to 2013!

In 1999, we had seven products with sales of more than $1 billion each ... an industry record ...

 ... highlighted by Lipitor, Viagra and Celebrex -- the three most successful launches in pharmaceutical industry history.

Moreover -- we have continued to demonstrate our expertise in both capturing market share and expanding markets.

Zithromax, for example, increased its U.S. new prescription share 36% in 1999 -- significantly outdistancing its principal competitors in the anti-infective category.

Lipitor -- copromoted with the Parke-Davis division of Warner-Lambert and launched in 1997 -- is also growing its share at a rapid pace -- up 22% over 1998. At the same time, other well-established competitors in this category have seen substantial share declines, including Zocor, down 10%; Pravachol, down 14%; and Mevacor, down 44%.

Sold in partnership with our colleagues from Eisai -- Aricept is the world's standard of care in cognitive therapy for Alzheimer's Disease -- with over one million patients having been treated with Aricept in the U.S. alone.

Aricept provides an excellent illustration of our ability to expand markets, thereby maximizing product value. Today's Alzheimer's market is ten-fold larger than at the end of 1994.

Further evidence of Pfizer's capacity for developing and growing new markets is found in the erectile dysfunction category, where our product Viagra topped one billion dollars in worldwide 1999 sales.

In just over a year and a half, we've expanded the erectile dysfunction category by more than ten times.

Around the world, over 6 million men with ED have been treated with Viagra. And over 250,000 doctors have written Viagra prescriptions. In fact, we estimate that around the world, three Viagra tablets are used every second!

As important as developing new drugs is -- adding value to our present portfolio can be a major source of new revenues, and is a major strategy for Pfizer.

We have many research and clinical projects underway to explore new uses for our in-line drugs, generate new product formulations, investigate new patient populations, and develop convenient new product combinations. This table shows some of the programs now ongoing.

An example of one such program is the WIZARD study, designed to explore the potential efficacy of Zithromax in treating atherosclerosis and heart disease -- an unusual application for an antibiotic.

Chlamydia infections have been observed in arterial plaques, where -- it is speculated -- they lead to plaque instability, rupture and heart attack. Zithromax's uniquely long tissue half-life and high anti-chlamydial potency make it the ideal agent for use in this setting.

That's a rapid-fire review of the nine major, in-line pharmaceutical products
 ... which represented $11 billion of our 1999 total revenues.

Looking back over the past three years, Pfizer's cumulative new prescription growth -- up 82% -- has outpaced all major pharmaceutical companies ... with only Warner-Lambert and AstraZeneca coming close.

We expect that trend to continue -- with these nine major brands currently forecast to grow 20% during 2000.

Also driving future performance are our next waves of products from R&D --

At the top of the chart in the green and yellow bars you see seven new chemical entities -- in later stages of development or nearing launch -- that have not yet begun to contribute to Pfizer's revenues. They are expected to kick in beginning this year, and then roll-out around the world over the next three to four years.

On October 1, the FDA approved Tikosyn, Pfizer's newest cardiovascular drug for the cardiac condition called atrial fibrillation. Discovered and developed by Pfizer, Tikosyn is the first new oral anti-arrhythmic for AF to be approved in the U.S. in 10 years.

Atrial fibrillation causes rapid, low-efficiency pumping of the heart, leading to fatigue, somnolence, and lethargy. Tikosyn converts and maintains AF patients in normal heart rhythm.

Pfizer will be launching this scientifically exciting new product early this year.

On October 27, we received an approvable letter from the FDA for Relpax, our new serotonin agonist for migraine headache. In spite of the incapacitating nature of migraines -- 85% of sufferers have never been diagnosed or treated with prescription medication!

Our clinical data show that up to 70% of patients taking Relpax experience significant or complete migraine pain and symptom relief within two hours.

Our clinical data also show Relpax to be effective in treating menstrually associated migraine, a label claim no other triptans have achieved.

Zeldox is Pfizer's new treatment for psychotic disorders.

Zeldox is effective across its dose range in treating a broad spectrum of symptoms of psychosis: positive, negative, and depressive. Zeldox offers proven long-term efficacy, little to no weight gain (an important patient compliance benefit), and a favorable effect on lipid levels.

As a big plus -- Zeldox is also uniquely available in an intra-muscular form for initiation of therapy or control of acute exacerbations.

Vfend is being developed to complement the clinical profile of Diflucan, the number one selling antifungal agent on the market.

Vfend will provide new treatment options and hope for patients who suffer from serious fungal infections. It will also find important use in patients who are at high risk as a result of leukemia or bone marrow transplants. Importantly, Vfend should be safe and effective enough for use in children.

Our ambitious phase III program is almost complete and will include data from 2200 patients collected at 400 sites in 35 countries. The data are demonstrating clear advantages for Vfend over existing therapies.

Valdecoxib, the potent second-generation COX-2 inhibitor that we are co-developing with Searle, is being evaluated in osteoarthritis, rheumatoid arthritis and pain.

Valdecoxib has already reached phase III clinical trials, and we are seeing robust activity.

More details on the emerging characteristics of Valdecoxib will be coming out over the next few months from Searle. Pay attention to Valdecoxib -- it clearly has the potential to turn out to be the best COX-2 inhibitor around.

Inhaled insulin is a brand new technology for the treatment of diabetes which we are developing in collaboration with Inhale Therapeutic Systems and Aventis, for the treatment of both Type 1 and Type 2 diabetes.

Our clinical data in Type 1 diabetics show this patient-friendly insulin delivery system to be as effective as subcutaneous injections of short-acting insulin. In Type 2 diabetes, we are demonstrating that Inhaled Insulin can be used as either monotherapy or as an adjunct to oral hypoglycemic agents.

We and our co-promotion and co-development partner Aventis have begun construction of a new, state-of-the art plant for manufacturing human insulin by recombinant DNA technology. Groundbreaking took place last June in Frankfurt, Germany.

The inhaled insulin program is now in full-scale, global clinical development, with studies underway at 120 sites worldwide, and we continue to see high enthusiasm for the product by both investigators and patients.

Darifenacin has recently entered phase III trials in treating over-active bladder (OAB) syndrome -- increased frequency, urgency, and incontinence. OAB represents a major underserved opportunity that afflicts an estimated 57 million people in the US, EU and Japan.

Phase III trials have begun, with submission to the FDA targeted for 2002.

Beyond these seven -- and the 20 or so supplemental indications that will also roll out during this period -- are 64 development programs!

Those 64 early candidates include a number of especially interesting compounds -- which, pending successful development, could be delivered to the market by 2003-2005.

At the top of the list are:

o  Lasofoxifene, targeting post-menopausal conditions in women;

o CP-424,391 -- for frailty -- which works by increasing growth hormone levels in the body; and

o CP-358-774 -- for cancer -- which inhibits an enzyme that facilitates abnormal tumor cell growth.

There's another exciting activity shaping up in Pfizer R&D that you should notice.

We are also operating the most active, most productive Animal Health R&D operation in the world industry ... and are active in over a dozen therapeutic areas.

We have a growing pipeline of genetically engineered vaccines, gene-therapy products, and novel, convenient-to-use drugs, that could dramatically expand the standard of care and the overall market for companion animal and livestock medicines -- a pipeline that we estimate could add as much as $3 billion in new revenues to Pfizer by 2005.

One example is Revolution, discovered in our research laboratories and launched this Fall in the U.S.

Revolution is a topically administered endectocide. A single drop once each month will control fleas, American dog ticks, ear mites, heartworm and mange in dogs -- and fleas, ear mites, hookworm and roundworm in cats.

In its first three months on the US market, orders for over 100 million dollars of Revolution have been placed. We expect that Revolution will soon be the number one selling companion animal anti-parasitic, and may well become the largest companion animal product of any kind.

Our third driver of future performance is our uniquely powerful platform for growth --

During the past several years -- we have aggressively invested in sales and marketing, in research and development, and in infrastructure and technology.

The result has been strong growth for our in-line products, powerful launches for our new and co-promoted products, and new standards for the industry in sales and R&D productivity.

However -- that broad program of investment has created something of even greater strategic consequence -- an unparalleled platform for future growth -- one that gives us a uniquely powerful competitive position going forward.

Our industry-leading investments in R&D have grown at an average rate of 19% per year and are estimated at $3.2 billion, from Pfizer alone, in 2000.

The result: a truly worldwide Central Research organization -- with strong, closely-linked capabilities located in Groton, Connecticut; Sandwich, England; and Nagoya, Japan ...

 ... and the full integration into our research processes of the most advanced "cutting edge" technologies.

We have been equally aggressive in our selling, informational and administrative investments during the decade.

We have regularly added new field forces -- whenever the ever-increasing breadth of our product line required.

It has been our policy to provide the resources necessary to insure the successful introduction of -- and accelerated international rollout for -- our continuing series of new products.

That policy has been well-rewarded ... with, in the case of the U.S. market shown here, a correspondingly strong annual expansion in revenues.

While increasing the number of field personnel -- we have also given equal attention to increasing their efficiency and effectiveness -- through the use of special training, local marketplace teams, and internal co-promotions.

The result has been our U.S. field force's recognition -- for the fifth year in a row -- as the highest in productivity and image in Scott-Levin's annual survey of 10,000 physicians ....

And -- our growing image in U.S. managed care -- jumping from 49th to 7th place in less than two years -- based upon the attitude, responsiveness and knowledge of our representatives. [Warner-Lambert, by the way, occupies 5th place!]

Our investments in infrastructure and technology have also made possible the rationalization of worldwide manufacturing; the achievement of business synergies; the establishment of shared services; and so on.

The result: significant cost savings, improved customer focus, better information access, and improved operational speed and flexibility.

As you have seen, Pfizer is exceptionally well positioned for the future on its own. We have, however, always been willing to reach for opportunities that appear unexpectedly.

And -- we saw a unique opportunity in November when Warner-Lambert announced that they had entered into an agreement to merge with American Home Products. This allowed us to make a proposal that represented a unique opportunity for Pfizer and better value by far for Warner-Lambert's shareholders.

In light of yesterday's announcements -- let me highlight the nature of our agreement with Warner-Lambert and the opportunities it presents for "the best to get better"!

Our merger with Warner-Lambert reflects the result of combining strength with strength.

Together, we have nearly $28 billion in combined revenues, with nearly $21 billion in prescription pharmaceutical sales.

In addition, we have major Consumer Products, Animal Health and Confectionary businesses -- with significant growth potential.

Our merger combines the two fastest-growing research-based companies in the pharmaceutical industry ...

-- and creates a new Pfizer that will be not just bigger, but better!

It offers opportunities for powerful product synergies, combined with an enhanced global reach.

Combined R&D spending of about $4.7 billion in 2000 -- plus six major research campuses and a world-class biotechnology firm in Agouron -- will allow us to address the full-range of exciting medical advances now and on the horizon.

Plus -- we share similar corporate cultures, with team-based, performance-driven, innovative philosophies.

The major terms of the merger agreement are as follows:

o Pfizer will exchange 2.75 shares of Pfizer common stock for each outstanding share of Warner-Lambert stock in a tax-free transaction valued at $98.31 per Warner-Lambert share, or $90 billion, based on Pfizer's February 4 closing price of $35.75. This represents a 34% premium over the average closing prices of Warner-Lambert during October 1999. Upon completion, Pfizer's shareholders will own approximately 61% of the new company on a fully diluted basis, and Warner-Lambert shareholders 39%.

o The transaction is subject to usual conditions in such mergers, including pooling-of-interests accounting, shareholder approval at both companies, and customary governmental and regulatory approvals. It is expected that the transaction will close in mid-2000.

o And, Warner-Lambert has reached agreement to terminate its merger agreement with American Home Products. Warner-Lambert agreed to pay AHP the $1.8 billion break-up fee, as required by the terminated merger agreement. Warner-Lambert and American Home also agreed to mutually waive their respective cross options for no consideration.

Our merger provides substantial benefits to shareholders of both companies -- in terms of improved financial returns and accelerated earnings growth.

Besides our size and market presence, and 7 or 8 billion dollar products this year -- we anticipate cost savings and efficiencies over the next three years totaling $1.6 billion.

These cost savings alone will accelerate our projected compounded annual net income growth through 2002 to 25%, excluding one-time transition and restructuring charges.

There will also be significant operational synergies -- not only in terms of Lipitor -- but in all areas, most notably sales and marketing and research and development.

It should be emphasized that only cost savings -- not the increased sales that we expect from these synergies -- are reflected in our increased earnings projections.

Our actions in pursuing this merger were -- as noted -- a pragmatic response to an unusual opportunity. As such, they reflected our bias for decisive actions, vigorously implemented -- which will also define the next phase -- combining the two companies to create a world-class organization.

We are keenly aware that achieving our joint and full potential requires a clear focus on the implementation tasks at hand.

Simply put -- to make the most of our competitive strengths, there are three things we must do: increase our sales; reduce our costs; and build a world-class organization capable of strong and sustained growth.

The abundance of opportunities to increase sales by leveraging the combined organization are reflected in two key facts --

One:  the breadth, depth and strength of our combined product portfolios ...

And -- two: the sales rankings of our pharmaceutical products within their therapeutic categories -- including ten #1 products.

Among our initial opportunities to increase sales are these --

o The industry's broadest range of products that treat diseases associated with cardiovascular risks, including: Norvasc for high blood pressure and angina; Lipitor for high cholesterol; Accupril for high blood pressure; and Glucotrol XL and Rezulin for diabetes;

o Cross-selling opportunities in infectious diseases, represented by Pfizer's Zithromax and Diflucan anti-infectives and Agouron's cutting edge HIV research;

o Clinical synergies in diabetes, allowing us to address the twin issues of insulin deficiency and insulin resistance;

o A significantly expanded program in treating central nervous system disorders such as depression, anxiety, epilepsy, and schizophrenia. Parke-Davis brings to Pfizer valuable expertise in this area and a sales force that has considerable experience in calling on mental health professionals;

o And -- integrated initiatives in women's health, to include: Diflucan for vaginal candidiasis, Zithromax for bacterial infections and Warner-Lambert's products for hormone replacement.

Our initial opportunities for cost reductions involve functional streamlining in the areas noted --

- the elimination of organizational redundancies throughout the combined company -- across all functions, at all levels;

- the leveraging of our combined annual external purchases of over $10 billion;

- the optimization of global manufacturing, involving the almost 100 manufacturing sites of the two companies around the world; and

- the centralization and refinement of our and Warner-Lambert's now-separate distribution system.

The anticipated timing of our estimated $1.6 billion in cumulative cost savings over the next three years is shown here --

The savings are expected to be achieved as follows: $200 million in 2000 (from closing at mid-year, to year-end); a cumulative $1 billion by 2001; and a cumulative $1.6 billion by 2002.

It is important to note that the merger will be accretive in 2001, the first full year of operations.

And -- we foresee an abundance of opportunities -- both short and long-term -- to integrate our best people and best practices by:

- upgrading field force productivity, via improved training, support and incentives;

- leveraging Pfizer's investments in cutting-edge research technologies for use by Warner-Lambert's research organization;

- reinforcing our marketing strengths across therapeutic areas by pooling resources and insights;

- and, drawing upon, and learning from, Warner-Lambert's expertise in consumer health care.

Regarding that last point -- one should not overlook our combined presence in consumer health care --

o Sales of $3.5 billion;

o And, a formidable platform for Rx-to-OTC switches.

By uniting two of the industry's fastest growing companies with the products and R&D to sustain that momentum, the Pfizer/Warner-Lambert merger clearly results in a company with a strong financial position -- one that improves the "bottom line" for both companies.

The combined entity expects revenues to grow at a 13% compound annual growth rate over the next three years.

And -- counting just cost savings, not increased sales from operational synergies -- it expects future EPS growth of 25% -- greater than the 20% forecast by Pfizer and Warner-Lambert, individually.

--------------------------------------------------------------------------------

Merrill Lynch Conference (8 February 2000)


                                  [Pfizer LOGO]

                              Hank McKinnell, Ph.D.

                       President & Chief Operating Officer

--------------------------------------------------------------------------------
[Pfizer LOGO] Financial Performance

        Current               Next Product            Platform for
        Product                Waves (R&D)               Future
        Momentum                                         Growth

PLUS: Pfizer/Warner-Lambert Merger

--------------------------------------------------------------------------------
[Pfizer LOGO] 1999 Financial Results*



($ Millions, Except per Share Data)
                                                   % Change
                                                   ---------

Total Revenue                 $16,204                 20

Income Before Taxes             4,758                 30

Net Income                      3,384                 29

Diluted EPS                     $0.87                 30



* Excluding 1999 Trovan Inventory Charge; % Change Also Excludes 1998 Discontinued Operations and Certain Significant 1998 Charges

-------------------------------------------------------------------------------

 [Pfizer LOGO] 1999 Diluted EPS Growth*

(% Change)

(1)     10    10      14    14     14     15     18    20     30     35

AHP     ABT   SBH**   JNJ   PNU**  MRK    BMY    LLY   SGP    PFE    WLA

*  Excluding Unusual Items
** Estimate

----------------------------------------------------------------
 [Pfizer LOGO] Revenue & Net Income Growth

($ Billions)


                  1990*                               1999

            $4.8        $0.7                    $16.2        $3.4**

            Total       Net                     Total         Net
            Revenues    Income                  Revenues    Income

                         Net Income as % Total Revenues

                                   15% -> 21%

*Continuing Operations
**Excluding Trovan Inventory Charge

--------------------------------------------------------------------------------
[Pfizer LOGO] Revenue Mix by Business

($ Millions)

[Pie chart illustrating the following:]

51%   Pharmaceuticals                           88%   Pharmaceuticals
10%   Consumer Health                           4%    Consumer Health
8%    Animal Health                             8%    Animal Health
14%   Non-Health Care
17%   Medical Devices

            1990                    ->                      1999

--------------------------------------------------------------------------------
[Pfizer LOGO] Worldwide Pharmaceutical Sales Growth

(% Change)
                                Pfizer vs. Market

                      Pfizer                  Market
1990                   17                       9
1991                   16                      13
1992                   21                      13
1993                   14                       7
1994                   17                       6
1995                   17                       9
1996                   19                       9
1997                   19                       8
1998                   30                       9
1999*                  27                      12

Source: IMS International

Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort

*Twelve Months Ending September 1999

----------------------------------------------------------------
[Pfizer LOGO] Rising to Top of Worldwide Rankings


                          Rx-only Plus Co-promote Share

    1990                                   1999**
1.  Merck                               1. PFIZER
2.  Bristol-Myers Squibb                2. Merck
3.  Glaxo Wellcome                      3. Glaxo Wellcome
4.  SmithKline Beecham                  4. AstraZeneca
5.  Ciba-Geigy                          5. Aventis*
6.  American Home Products              6. Novartis
7.  Hoechst                             7. Bristol-Myers Squibb
8.  Johnson & Johnson                   8. Johnson & Johnson
9.  Lilly                               9. Lilly
10. Bayer                              10. Roche
11. Roche                              11. American Home Products
12. Sandoz                             12. SmithKline Beecham
13. Rhone-Poulenc                      13. Schering-Plough
14. PFIZER                             14. Abbott
15. Schering-Plough                    15. Warner-Lambert


Source: IMS International

Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort
*Pro Forma

**Twelve Months Ending September 1999

--------------------------------------------------------------------------------
[Pfizer LOGO] Long-Range Diluted EPS Forecast


       $0.87    $1.50             o  Compound Revenue Growth of 16%
                                     and EPS Growth of 20% Through 2002

       1999*    2002              o  Driven by Strong In-line
                                     Product Performance and
                                     Upcoming Launches

                                  o  Operating Margin Expansion Despite
                                     Sustained Investment Growth

*Excluding Trovan Inventory Charge

--------------------------------------------------------------------------------
[Pfizer LOGO] Unmatched Product Breadth
              1999 Key Pharmaceutical Revenues

($ Millions)                                       % Change

                                     $12,132            31

            [Zyrtec LOGO]               552             33
            [Cardura LOGO]              794             15
            [Diflucan LOGO]           1,002              9
            [Viagra LOGO]             1,033             31
            [Zithromax LOGO]          1,333             28
            [Zoloft LOGO]             2,034             11

            [Lipitor LOGO]
            [Celebrex LOGO]           2,354            131
            [Aricept LOGO]

            [Norvasc LOGO]            3,030             18

--------------------------------------------------------------------------------
[Pfizer LOGO] 1999 Billion Dollar Products

[Graphic Depicting Seven Listed Billion Dollar Products]

[Norvasc LOGO]
                        [Diflucan LOGO]
[Lipitor LOGO]                                 7
                        [Celebrex LOGO]      Billion
[Zoloft LOGO]                                Dollar
                        [Viagra LOGO]        Products
[Zithromax LOGO]

Source:  IMS International, Pfizer Analysis

--------------------------------------------------------------------------------
[Pfizer LOGO]  Three Most Successful Launches
               in Pharmaceutical Industry History

         1997                                 Most Successful
    [Lipitor LOGO]                           Product Launched
                                            Each Year Since 1997
[Line Chart Illustrating
Sales Growth From $0 To $600MM]

                                      1998
                                  [Viagra LOGO]

                             [Line Chart Moving From
                               $0 To Over $600MM]


                                              1999
                                         Celebrex LOGO

                                    [Line Chart Illustrating
                                 Sales Growth From $0 To $900MM]

Celebrex is a Trademark of GD Searle and Company

--------------------------------------------------------------------------------
[Pfizer LOGO] Proven Expertise

   [Graphic showing Pfizer's Expertise in Capturing Market Share and Expanding Markets]

--------------------------------------------------------------------------------
[Pfizer LOGO] Zithromax: Capturing Market Share

U.S. NRx Share 1999 vs. 1998

                             Anti-Infective Category

                        1998          1999
                        ----           ----
Zithromax               9.2%           12.5%          +36%
Cipro                   6.7%            6.8%          + 2%
Biaxin                  5.8%            5.5%          (5%)
Augmentin               4.8%            5.4%          +13%


Source: IMS Health

--------------------------------------------------------------------------------
[Pfizer LOGO] Lipitor: Capturing Market Share

U.S. NRx Share  1999 vs. 1998

                             Lipid-lowering Category

                        1998          1999
                        ----           ----
Lipitor                 33.9%          41.2%         +22%
Zocor                   24.0%          21.7%         (10%)
Pravachol               16.4%          14.1%         (14%)
Mevacor                  5.7%           3.2%         (44%)


Source: IMS Health

--------------------------------------------------------------------------------
[Pfizer LOGO] Aricept: Market Expansion

               Worldwide Alzheimer's
                  Disease Category

                  Market Growth of

                       900%

     [Pie Chart indicating 90% market share in 1999 for Aricept and 10% for All Other]

$60 Million Market               $600 Million Market
       1994                             1999

--------------------------------------------------------------------------------
[Pfizer LOGO] Viagra: Market Expansion

                 Worldwide Erectile
                Dysfunction Category

                  Market Growth of

                       925%

    [Pie chart illustrating 85% market share in 1999 for Viagra and 15% for All Other]

$117 Million Market              $1.2 Billion Market
       1994                             1999

--------------------------------------------------------------------------------
[Pfizer LOGO]   New Indications: Adding Value
                 to Marketed Products

Zithromax                Zoloft                    Norvasc
- Atherosclerosis        + PTSD                    - Congestive Heart
- MAC Treatment          + Oral Liquid Form          Failure
- 3-day Treatment        - Pediatric Depression    - Norvasc-Lipitor
                         - Social Phobia             Combo
                         - Dysthymia               - Pediatric
                         - PMDD                      Indications

Aricept                  Celebrex                  Zyrtec
- Oral Liquid Form       + Familial Colon Polyps   - Pseudoephedrine
                         - Sporadic Colon Polyps     Combo
                         - Pain                    - Pediatric
                                                     Indications

Lipitor                  Status                    Viagra
- Benefits of Even       + Approved                - Female Sexual
  Lower Lipid Levels     - Under Development         Dysfunction

--------------------------------------------------------------------------------

[Pfizer LOGO] Zithromax -- WIZARD Study

* Investigating Benefits in Heart Disease

* Over 3,500 Patients Enrolled

* Key Data Available This Year

--------------------------------------------------------------------------------
[Pfizer LOGO]     U.S. NRx Growth (1996-3Q99)
                  Rx-Only Plus Co-Promote Share



                                          U.S. NRx Growth
3Q 1999 Ranking                           Cumulative 1996-3Q99
---------------                           --------------------
1.  PFIZER                                    +82%
2.  Merck                                     +20%
3.  Glaxo Wellcome                            -13%
4.  AstraZeneca                               +53%
5.  Aventis                                   -21%
6.  Novartis                                  -14%
7.  Bristol-Myers Squibb                       -4%
8.  Johnson & Johnson                          +7%
9.  Lilly                                      -6%
10. Roche                                     -62%
11. American Home Products                    -16%
 .
 .
15. Warner-Lambert                            +62%

Source: IMS International; Scott-Levin;
Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort

--------------------------------------------------------------------------------
[Pfizer LOGO] Global In-Line Products

                                          Growth Opportunity

      Nine Major Brands

      - $11 Billion in 1999 Revenues            +20%
      - Patented to 2005+                        in
      - Major Line Extensions                   2000

--------------------------------------------------------------------------------
[Pfizer LOGO] Major Products and the Next Wave

[Chart showing duration of U.S. patent protection for certain major products]

Vfend, Inhaled Insulin, Darifenacin, Valdecoxib, Zeldox, Relpax, Tikosyn, Celebrex, Animal Health Products and Viagra: beyond 2009

Lipitor, Aricept, Zyrtec, Norvasc and Zithromax: beyond 2007

Zoloft: Until 2006

Diflucan: Until 2004

Procardia XL: Until 2003

Cardura: Until 2000

--------------------------------------------------------------------------------
[Pfizer LOGO] Tikosyn
              Atrial Fibrillation (AF)


Approved October 1999

* Cardioverts AF Patients and Maintains Normal Heat Rhythm

* Available in Early 2000

--------------------------------------------------------------------------------
[Pfizer LOGO] Relpax
              Migraine Headache

Approvable October 1999

* Rapid Onset of Action

* Superior Efficacy

* Low Headache Recurrence Rate

* Effective in Menstrually Associated Migraine

--------------------------------------------------------------------------------
[Pfizer LOGO] Zeldox
              Psychotic Disorders

   Advantages

* Treats Positive, Negative, and Depressive Symptoms

* Long-term Efficacy

* Little Weight Gain

* Favorable Lipid Effects

--------------------------------------------------------------------------------

[Pfizer LOGO] Vfend

              Targeting Serious Fungal Infections

* High Unmet Medical Need
   * Cerebral Fungal Infections
   * Eye Infections
   * Resistant Candidiasis

* Acute Invasive Aspergillosis

* Empirical Therapy in High Risk Patients
   * Leukemia
   * Bone Marrow Transplants

* Childhood Infections

--------------------------------------------------------------------------------
[Pfizer LOGO] Valdecoxib                                      [Searle LOGO]
              Second Generation Arthritis Treatment


* Co-developing with Searle-Monsanto

* Broad Array of Indications

  * RA
  * OA
  * Pain

* In Phase III

--------------------------------------------------------------------------------
[Pfizer LOGO] Inhaled Insulin                                      Aventis
              Diabetes

New Therapy in Diabetes

* Type 1 and Type 2 Diabetes

* Patient-Friendly Insulin Delivery System

--------------------------------------------------------------------------------
[Pfizer LOGO] Inhaled Insulin                                       Aventis
              Diabetes

                     Insulin Plant Groundbreaking June 1999
              Full-scale Global Development Underway at 120 Sites

--------------------------------------------------------------------------------

[Pfizer LOGO] Darifenacin
              Overactive Bladder (OAB)

Pharmacology

* Potent M(3) Receptor Antagonist

* Inhibits Bladder Contractility

* Intrinsically More Selective for Bladder than Detrol(R) and Ditropan(R)

* Phase III Begun

* NDA Target 2002
--------------------------------------------------------------------------------
[Pfizer LOGO] Early Development Candidates

[U.S. patent protection beyond 2009]

* Lasofoxifene (Osteoporosis/Breast Cancer/Lipid Lowering)

* CP-424,391 (Frailty)

* CP-358,774 (Cancer)

* CP-101,606 (Head Trauma)

* UK-279,276 (Stroke)

* CP-368,296 (Diabetes)

* CJ-13,610  (Asthma)

* UK-357,903 (Erectile Dysfunction)

--------------------------------------------------------------------------------
[Pfizer LOGO] Animal Health
              Development Portfolio

[Graphic of a globe indicating the breadth of veterinarian products being developed by Pfizer for companion animals and livestock]

Livestock Products: Vaccines, Antimicrobial and Antiparasitics.

Companion Animal Products: Metabolic, Reproductive, Antiparasitics, Antimicrobials, Vaccines, Inflammation/Pain, Cardiovascular, Allergy and Cancer.

--------------------------------------------------------------------------------

[Pfizer LOGO] Animal Health
              Development Portfolio

                              Number of Candidates

                          Companion Animal              Livestock

1997                           8                             3
1998                          13                            10
1999                          14                            14

--------------------------------------------------------------------------------
[Pfizer LOGO] Revolution (selamectin)


                      Differentiation from the Competition

               Revolution(TM)       Advantage(R)      Frontline(R)

Fleas                 X                  X                  X
Ticks                 X                  -                  X
Heartworm             X                  -                  -

                       > $100 MM Orders in First 3 Months

--------------------------------------------------------------------------------

[Pfizer LOGO] Balanced Growth and Investment

Investment
(Degree)    Sales/Marketing

(Degree)    R&D                                     Powerful Platform
                                                    for Future Growth
(Degree)    Infrastructure and
            Technology

Growth

(Degree)    In-Line Products
(Degree)    New Products
(Degree)    Sales/R&D Productivity

--------------------------------------------------------------------------------

[Pfizer LOGO] R&D Investments

      *2000 R&D Budget: $3.2 Billion

($Millions)


  $545   $654   $776    $880   $1,036   $1,340  $1,567   $1,805  $2,279  $2,776

  1990   1991   1992    1993    1994     1995    1996     1997    1998    1999
--------------------------------------------------------------------------------

[Pfizer LOGO] Central Research:  Worldwide

[Photograph of Groton, CT
facility]

                            [Photograph of Sandwich,
                            U.K. facility]

                                                       [Photograph of Nagoya,
                                                       Japan facility]
--------------------------------------------------------------------------------

Pfizer LOGO] "Cutting Edge" Technologies

     [Photograph of
       laboratory]
     Genomics Research

                           [Photograph of laboratory]
                                   High Speed
                                Chemical Synthesis

                                                      [Photograph of laboratory]
                                                               Very High
                                                         Throughput Evaluation
--------------------------------------------------------------------------------

Pfizer LOGO] SI&A Investments

      * Strong Support for New & In-line Products

($Millions)


$2,002  $2,250  $2,457  $2,611  $2,793   $3,395  $3,859   $4,401  $5,568  $6,351

1990     1991    1992    1993    1994     1995    1996     1997    1998    1999

Continuing Operations
--------------------------------------------------------------------------------

[Pfizer LOGO]     U.S. Field Force Expansion

($ Billions)

                          U.S. Pharmaceuticals Revenues

$1.6     $1.9     $2.4    $2.8    $3.2     $3.7    $4.5     $5.2    $7.4    $9.0

1990     1991     1992    1993    1994     1995    1996     1997    1998    1999

--------------------------------------------------------------------------------
[Pfizer LOGO] Best-in-Class U.S. Sales Organization
              #1 in Productivity and Image

#1 in Image 1996-2000

                           Calls/Rep  Details/Rep
                           ---------  -----------
1.  PFIZER                    884      1,395
2.  Glaxo Wellcome            701      1,150
3.  Johnson & Johnson         707        949
4.  SmithKline Beecham        601        860
5.  WARNER-LAMBERT            550        797
6.  Eli Lilly                 559        795
7.  Bristol-Myers Squibb      540        790
8.  American Home Products    556        771
9.  AstraZeneca               510        684
10. Merck                     535        680

Source:  Scott-Levin, YTD October 1999;
Scott-Levin Pharmaceutical Company Image Survey
--------------------------------------------------------------------------------
[Pfizer LOGO] Growing Image in U.S. Managed Care


[Chart comparing the ranking of over fifty U.S. Pharmaceutical companies' image in U.S. Managed Care with Pfizer ranked 49th in Spring 1997 and improving to 7th in Fall 1999]

Reasons for Improved Ranking:
* Attitude Toward Managed Care
* Meeting Customer Needs
* Knowledgeable Representatives

Source: Scott-Levin

--------------------------------------------------------------------------------

[Pfizer LOGO]     Infrastructure/Technology
(Degree)

o Worldwide Manufacturing
  Rationalization

o Business Reorganization/Synergies      o  Cost Savings

o Establishment of Shared Services       o  Customer Focus

   o Finance                             o  Information Access
   o Information Technology
   o Distribution                        o  Speed/Flexibility

o Strategic Purchasing

--------------------------------------------------------------------------------


   [Pfizer LOGO]

                        [Warner-Lambert LOGO]


                               The Best Get Better

--------------------------------------------------------------------------------

[Pfizer LOGO] The New Pfizer

(1999 Pro Forma, $ Billions)

                                  [Pfizer LOGO]

Pharmaceuticals      Consumer       Animal Health        Confectionery
     $20.9           Health Care         $1.4                 $2.0
                        $3.5

                     International  40%
                     U.S.           60%

                     Total $27.7 Billion

Source: Pfizer and Warner-Lambert

--------------------------------------------------------------------------------
[Pfizer LOGO] Decade of Unprecedented Growth

Pharmaceutical Revenues ($ Billions)

[Chart showing upward sales growth from 1993 to 1999 of Pfizer's and Warner-Lambert's pharmaceutical revenues]

              Pfizer                         Warner-Lambert
              1993-1999                      1993-1999
              * Three-fold increase          * Three-fold increase
              * 19% CAGR                     * 25% CAGR
              * $9.2 Billion Growth          * $5.8 Billion Growth

Source: Company Financial Statements

--------------------------------------------------------------------------------
[Pfizer LOGO] Not Just Bigger, But Better

Powerful Product Synergies             * Breadth of CV, CNS, and
                                         Anti-infective Portfolios
                                       * 13 Products >$500 Million

Enhanced Global Research               * Top Five Position in Most Markets
                                       * Largest, Most Admired Field Force

Complementary, High                    * $4.7 Billion R&D Budget (2000)
Quality R&D Organizations              * Six Major State-of-the-Art
                                         Research Campuses
                                       * Agouron, World-class
                                         Biotechnology Firm

Similar Corporate Cultures             * Team-based
                                       * Performance-driven
                                       * Innovative

--------------------------------------------------------------------------------
[Pfizer LOGO] Merger Summary

* Tax-free Stock-for-Stock Exchange

* 2.75 Pfizer Shares for Each Warner-Lambert Share

* Conditioned on:
  * Pooling-of-Interests Accounting
  * Shareholder/Regulatory Approvals

* AHP/Warner-Lambert Agreement Terminated

--------------------------------------------------------------------------------
[Pfizer LOGO] Clear and Obvious Benefits

* $28 Billion in 1999 Revenues                    Annual Average
                                                 Net Income Growth
* Broad, Young and Powerful Portfolio               (2000-2002)
  (2000: 7-8 Billion Dollar Products)
                                                        25%

* $1.6 Billion in Cost Savings
  (2000-2002)

--------------------------------------------------------------------------------
[Pfizer LOGO] Significant Operational Synergies

Lipitor Opportunities

        * Exploit Worldwide Strengths (Japan)/Lipitor-Norvasc
          Combination

Sales & Marketing

        * Enhanced Filed Force Productivity/Shared Best Practices

Research & Development

        * Depth, Breadth, and Scope of Therapeutic Areas/
          Leverage New Technologies

--------------------------------------------------------------------------------
[Pfizer LOGO] Our Focus: Implementation

                                 Essential Tasks

* Leverage Strengths -> Increase Sales

* Eliminate Redundancies -> Reduce Costs

* Integrate Best People and Practices -> World-class Organization

--------------------------------------------------------------------------------
[Pfizer LOGO] 1999 Key Product Performance

Combined Portfolios ($ Millions)

13 Products Over $500 Million

      Lipitor        $3,732
      Norvasc        $3,030
      Zoloft         $2,034
      Zithromax      $1,333
      Viagra         $1,033
      Diflucan       $1,002
      Neurontin        $913
      Cardura          $794
      Rezulin          $625
      Celebrex         $554 ($1,456 Total)
      Zyrtec           $552
      Viracept         $530
      Accupril         $514
      Glucotrol XL     $262
      Dilantin         $255
      Aricept          $205 ($551 Total)

Source: Pfizer, Warner-Lambert, Lehman Brothers

--------------------------------------------------------------------------------
[Pfizer LOGO] U.S. Product Sales Rankings
              Within Therapeutic Category

Ten #1 Products

      Product          Rank
      -------          ----
      Norvasc            #1
      Aricept            #1
      Diflucan VC        #1
      Viagra             #1
      Celebrex           #1
      Zithromax          #1
      Lipitor            #1
      Viracept           #1
      Rezulin            #1
      Neurontin          #1
      Cardura BPH        #2
      Zoloft             #2
      Glucotrol XL       #2
      Zyrtec             #2
      Accupril           #3
      Dilantin           #3
      Fempatch           #6
      Loestrin           #8

Source: IMS

--------------------------------------------------------------------------------
[Pfizer LOGO] Initial Opportunities (Increase Sales)

* Leverage Product/Marketing Synergies
  * Pre-eminent Cardiovascular Presence
  * Cross-selling in Infectious Diseases
  * Clinical Synergies in Diabetes
  * Significant CNS Program Expansion
  * Integrated Women's Health Initiatives

--------------------------------------------------------------------------------
[Pfizer LOGO] Initial Opportunities (Reduce Costs)

* Functional Streamlining:
  * Eliminate Organizational Redundancies
  * Leverage Combined Purchasing ($10 Billion)
  * Optimize Global Manufacturing
  * Centralize Distribution Systems

--------------------------------------------------------------------------------
[Pfizer LOGO] Cumulative Cost Savings

(Amounts in $ Billions)


      $0.2          $1.0           $1.6

      2000          2001           2002

--------------------------------------------------------------------------------
[Pfizer LOGO] Initial Opportunities (Enhance Organizations)

* Integrate Best People and Practices:
  * Upgrade Field Force Productivity
  * Leverage Research Technologies
  * Reinforce Therapeutic Area Strengths
  * Exploit Consumer/OTC Expertise

--------------------------------------------------------------------------------
[Pfizer LOGO] Major Presence in OTC Market

* Combined 1999 Sales:  $3.5 Billion

* Platform for Rx-to-OTC Switches

[Pfizer LOGO]                             [Warner-Lambert LOGO]

[Pfizer Products]                      [Warner-Lambert Products]

--------------------------------------------------------------------------------
[Pfizer LOGO] Enhanced Growth/Shareholder Value

($ Billions, Except per Share)

                                                `99-`02
                    2000      2001       2002   % CAGR
Pfizer

  Revenue          $18.6      $21.6     $25.0       16%
  EPS              $1.04      $1.25     $1.50       20%

Warner-Lambert

  Revenue          $14.8      $16.2     $18.0       12%
  EPS              $2.45      $2.90     $3.36       20%

Combined

  Revenue          $31.5      $35.6     $40.4       13%
  EPS              $0.98      $1.27     $1.56       25%
  Accretion/      (5.4%)       1.4%      3.9%
  (dilution)

    THE FOLLOWING IS AN ADVERTISEMENT PUBLISHED IN NEWSPAPERS, INCLUDING THE
         NEW YORK TIMES AND THE WALL STREET JOURNAL ON FEBRUARY 8, 2000.

                     A MESSAGE FROM WILLIAM C. STEERE, JR.,
                 CHAIRMAN OF PFIZER, AND LODEWIJK J.R. DE VINK,
                           CHAIRMAN OF WARNER-LAMBERT

Pfizer and Warner-Lambert are joining together to create the world's leading research-based pharmaceutical company.

This a merger of the world's two fastest-growing major pharmaceutical businesses, driven by innovation, a broad array of leading pharmaceutical and consumer products and a powerful portfolio of research candidates.

This year, our company will invest $4.7 billion in research and development - the largest pharmaceutical research program anywhere. We will have a combined scientific staff of 12,000 with six state-of-the-art research campuses. With 138 compounds under development, our R&D uses cutting-edge technology to pursue treatments for cardiovascular disease, cancer, diabetes, mental health disorders and HIV/AIDS, among other areas.

Our enthusiasm for what we can accomplish together is based on the partnership we built with Lipitor, which today is the world's most rapidly growing medication for lowering cholesterol. This success is based on mutual respect, teamwork and continuous innovation. These values will be at the core of our new company.

It is a historic day for us, our shareholders, employees and the communities in which we do business. We will be leaders in an era of exciting medical breakthroughs, bringing new treatments and cures to patients around the world.

      /s/ William C. Steere, Jr.                      /s/ Lodewijk J.R. de Vink
      William C. Steere, Jr.                          Lodewijk J.R. de Vink
      Chairman and CEO of Pfizer Inc.                 Chairman and CEO of
                                                        Warner-Lambert

            [Pfizer Logo]                             [Warner-Lambert Logo]


                           THE WORLD'S FASTEST-GROWING
                             PHARMACEUTICAL COMPANY

These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Pfizer/Warner-Lambert transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with Warner-Lambert; failure of the Pfizer or Warner-Lambert stockholders to approve the merger; the risk that the Pfizer and Warner-Lambert businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Pfizer's and Warner-Lambert's businesses generally. More detailed information about those factors is set forth in Pfizer's and Warner-Lambert's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1999, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Pfizer and Warner-Lambert are under no obligation to (and expressly disclaims any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                  * * * * * * * * * * * * * * * * * * * * *

On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Pfizer Inc. by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017,
Attention: Shareholder Relations, telephone: (212) 573-2668. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Pfizer, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pfizer stockholders in favor of the merger. Information concerning the participants in the solicitation will be set forth on a Schedule 14A filed as soon as practicable.

Warner-Lambert, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Warner-Lambert stockholders in favor of the merger. Information concerning the participants in the solicitation will be set forth on a Schedule 14A filed as soon as practicable.

CONTACTS:
Name:     Andy McCormick
          Pfizer Inc.
          212 573-1226

Name:     Stephen Mock
          Warner-Lambert
          973 540-6696